UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

      For the fiscal year ended December 31, 2003

OR

[  ]   TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE

ACT OF 1934 [NO FEE REQUIRED]

      For the transition period from ______________ to ______________

      Commission file number 1-5128

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

      Meredith Savings and Investment Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

      Meredith Corporation
      1716 Locust Street
      Des Moines, Iowa 50309-3023

MEREDITH SAVINGS AND INVESTMENT PLAN
 Financial Statements and Schedule
December 31, 2003 and 2002
(With Independent Auditors' Report Thereon)

MEREDITH SAVINGS AND INVESTMENT PLAN

Table of Contents

Report of Independent Registered Public Accounting Firm

Meredith Savings and Investment Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the Meredith Savings and Investment Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Meredith Savings and Investment Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements of Meredith Savings and Investment Plan taken as a whole. The supplemental information included in schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Des Moines, Iowa
June 11, 2004

MEREDITH SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets:
Investments:
Meredith Corporation Common and Class B stock (note 2)	$40,118,408	$34,831,557
Managed variable return funds	133,128,523	106,269,016
Total investments	173,246,931	141,100,573

Receivable	-	1,585
Net assets available for benefits (note 3)	$173,246,931	$141,102,158

See accompanying notes to financial statements.

MEREDITH SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Contributions:
Employer	$4,766,774	$4,607,077
Employee	12,098,759	11,556,309
Total contributions	16,865,533	16,163,386
Investment income:
Dividends	888,027	665,513
Interest	-	252,369
Total investment income	888,027	917,882
Net unrealized appreciation (depreciation) and realized gains (losses) in investments during the year	26,862,642	(14,851,852)
Total additions	44,616,202	2,229,416

Deductions from net assets attributed to:
Benefits and withdrawals paid to employees	12,471,429	14,331,390
Management fees	-	71,903
Total deductions	12,471,429	14,403,293
Increase (decrease) in net assets available for benefits	32,144,773	(12,173,877)

Net assets available for benefits:
Beginning of year	141,102,158	153,276,035
End of year	$173,246,931	$141,102,158

See accompanying notes to financial statements.

MEREDITH SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2003 and 2002

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Meredith Savings and Investment Plan (the Plan) have been prepared on an accrual basis and are subject to the provisions of the Employee Retirement Income Security Act of 1974.

(b) Description of Plan and Plan Changes

The following brief description of the Plan provides general information only. Participants should refer to the Plan Document for more complete information.

On a pre-tax basis, employees may contribute a maximum of 50% of their compensation to the Plan, subject to certain limitations. Meredith Corporation (the Company) matches 100% of the first 3% of a participant's eligible compensation contributed to the Plan and 50% of the next 2% of a participant's eligible compensation contributed to the Plan. Company matching contributions are invested in the same investment options as the employee contributions.

In November 2002, Principal Financial Group and Bankers Trust Company, N.A. became the Plan trustees; prior to that date, the trustee was Wells Fargo Bank Minnesota, N.A. As a result of the change in trustee, the investment options available to Plan participants were modified.

(c) Plan Administration and Management

The Plan is administered by the Meredith Savings and Investment Plan Committee, whose members are appointed by certain officers of the Company under authority granted by the board of directors. Under terms of a trust agreement, the trustee receives contributions, invests and safekeeps such contributions and investment income thereon, and makes distributions, all in accordance with the terms of the Plan.

Fund management fees are currently deducted from all funds. Other administrative costs, such as audit fees and certain investment management fees, are paid directly by the Company. Prior to November 2002, the trustee charged a management fee in addition to the management fees deducted from the funds. This fee amounted to $71,903 in 2002. With the change of trustees in November 2002, this management fee was discontinued.

(d) Investment Valuation

Investments in the Company's common and Class B stock and managed variable return funds are stated at fair value.

Securities transactions are accounted for on the trade date.

(e) Use of Estimates

The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets, liabilities, and changes therein to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

-4-	(Continued)

MEREDITH SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2003 and 2002

(2) Investments

Through August 31, 1998, investments in common stock of the Company were purchased directly from the Company at a price per share equal to the lower of the month-end closing price or the average daily closing price for the calendar month of the Company's shares as reported in the New York Stock Exchange (NYSE) composite transactions. Since September 1, 1998, common stock of the Company has been purchased at the daily closing price as reported in the NYSE composite. This change to unitized accounting was necessary as participants can change investment options or perform transfers daily. No Class B stock of the Company is publicly traded or available for sale. All Class B shares, however, are convertible to shares of the Company's common stock on a one-to-one basis.

The Plan held shares of the Company's common stock and Class B stock at December 31, 2003 and 2002 as follows:

	2003	2002
Common stock shares	796,132	809,508
Class B shares	30,453	41,382

The market value of the Company's common and Class B stock as reported in the NYSE composite transactions was $48.81 per share at December 31, 2003 and $41.11 per share at December 31, 2002. Included in the carrying value of common and Class B stock is cost of $18,398,651 and $17,249,539 at December 31, 2003 and 2002, respectively, and unrealized appreciation of $21,719,757 and $17,582,018 at December 31, 2003 and 2002, respectively.

The fair value of individual investments that represent 5% or more of the Plan's assets at December 31, 2003 and 2002 were as follows:

	2003	2002
Meredith Common and Class B Stock	$40,118,408	$34,831,557
Principal Large-Cap Stock Index	31,127,721	24,000,821
Principal Partners Large-Cap Blend	20,671,033	16,498,819
T-Rowe Price Small-Cap Stock Fund	12,829,772	8,529,387
Vanguard Total Bond Market Index Fund	9,783,149	10,125,189
Wells Fargo Stable Return Fund	31,810,761	30,388,062

(3) Plan Benefits and Termination

Participants are immediately vested in their contributions to the Plan, the Company's matching contribution to the Plan and investment earnings.

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time.

-5-	(Continued)

MEREDITH SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2003 and 2002

(4) Income Taxes

The Company received a tax determination letter dated January 17, 2002 from the Internal Revenue Service which states that the Plan qualifies under the provisions of Sections 401(a) and 501(a) of the Internal Revenue Code and is exempt from federal income taxes. Continued qualification of the Plan will depend on operation of the Plan in compliance with the Internal Revenue Code.

Participants are liable for their own income taxes when distributions are made to them.

(5) Party-in-Interest Transactions

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless specific exemption applies. Principal Financial Group, as Plan Administrator, is a party-in-interest as defined by ERISA as a result of investing Plan assets in its own funds. The Company is a party-in-interest as a result of the Plan participants being able to invest in Company stock. However, such transactions are exempt and are not prohibited by ERISA.

MEREDITH SAVINGS AND INVESTMENT PLAN	Schedule 1
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2003 and 2002

		Fair
Identity	Shares	value
2003:
Meredith Corporation*:
Common stock shares	796,132	$38,631,979
Class B shares	30,453	1,486,429
Principal Funds*:
Bond & Mortgage		1,283,408
Large-Cap Stock Index		31,127,721
Lifetime 2010		2,177,201
Lifetime 2020		1,210,464
Lifetime 2030		6,547,820
Lifetime 2040		396,704
Lifetime 2050		181,685
Medium Co Blend		6,977,321
Lifetime Str Inc Sep		262,240
Principal Partners Funds*:
Large-Cap Blend		20,671,033
American Funds Europacific Growth		7,869,244
T. Rowe Price Small-Cap Stock		12,829,772
Vanguard Total Bond Market Index		9,783,149
Wells Fargo Stable Return		31,810,761
		$173,246,931

2002:
Meredith Corporation*:
Common stock shares	809,508	$33,130,347
Class B shares	41,382	1,701,210
Principal Funds*:
Bond & Mortgage		667,220
Large-Cap Stock Index		24,000,821
Lifetime 2010		1,311,318
Lifetime 2020		270,118
Lifetime 2030		5,337,231
Lifetime 2040		35,873
Lifetime 2050		29,953
Lifetime Str Inc		33,061
Principal Partners Funds*:
Large-Cap Blend		16,498,819
Mid-Cap Blend		3,418,463
Putnam International Growth A		5,623,501
T. Rowe Price Small-Cap Stock		8,529,387
Vanguard Total Bond Market Index		10,125,189
Wells Fargo Stable Return		30,388,062
		$141,100,573
* Party-in-interest
See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

MEREDITH SAVINGS AND INVESTMENT PLAN

(Name of Plan)

Dated: June 28, 2004

By /s/ Suku V. Radia

Suku V. Radia

Member of the Savings and Investment Plan Committee and
Vice-President-Chief Financial Officer of Meredith Corporation
(Principal Accounting and Financial Officer
of Meredith Corporation)

Index to Exhibits

Exhibit Number	Item

23	Independent Auditors' Consent

E-1